Western Copper Corporation
1111 West Georgia Street, Suite 2050
Vancouver, B.C. V6E 4M3

Via EDGAR and U.S. Mail

February 24, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4628 U.S.A.

Attention: Roger Schwall, Assistant Director

Dear Mr. Schwall:

RE:	Western Copper Corporation
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
Response Letter Dated January 21, 2010
File No. 000-52231

This letter is submitted on behalf of Western Copper Corporation (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated February 17, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (the “Report”) which was filed on March 30, 2009.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comments. For your convenience, we have italicized each comment and have placed in boldface the heading of our response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2008

Selected Financial Data, page 4

1.

We have read your response to prior comment 2 regarding the presentation of your selected financial data for years prior to the spin-off of Western Copper on May 3, 2006. However, we note that in your previous filings on Form 20-F, including your registration statement, you included that information in your historical financial reporting and selected financial data for periods prior to the spin off, identifying this information as the “Western Copper Business”. We understand that the financial information for these periods included direct exploration expenses incurred on the Carmacks property and an allocation of Western Silver’s general and administrative expenses. Therefore, this information should continue to be included in your selected financial data as necessary to comply with the five year disclosure requirements in Item 3A. Please comply with these requirements when filing your Form 20-F for the fiscal year ended December 31, 2009.

Response to Comment No. 1:

We intend to comply with your request when filing our Form 20-F for the fiscal year ended December 31, 2009.

Should you have any questions or concerns, please feel free to contact me by telephone at (604) 638-2497.

Sincerely,

“Julien François”
Julien François
Chief Financial Officer
Western Copper Corporation